-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES COMPLETION OF $6 MILLION INVESTMENT IN AMT BY
ELRON AND STRATEGIC PARTNER

Tel Aviv, June 30, 2004 – Elron Electronic Industries Ltd. (NASDAQ:ELRN) has announced the completion of a $6 million round of financing in A.M.T. Advanced Metal Technologies Ltd. (“AMT”), an Elron group company, in which Elron invested together with an international strategic partner. Elron invested approximately $3 million in the round of financing. In addition to the $6 million investment, existing AMT shareholders, including Elron, converted shareholder loans in the aggregate amount of approximately $3 million. As a result of the transaction, Elron increased its ownership interest from approximately 28% to approximately 35% on a fully diluted basis.

Doron Birger, President & CEO of Elron said: “This investment is a significant step in the building of the AMT group. With the new financing and the addition of a strategic partner, we look forward to further developing our existing innovative heating and sensoring products based on amorphous metals, and the development of new products for various industrial and high-tech applications.”

AMT, operating through its group companies, develops, markets and licenses technologies for amorphous and nano-crystalline advanced materials, as methods and a solution for a wide range of commercial applications. The amorphous materials exhibit magnetic, electrical, mechanical and chemical properties that enable the enhancement of existing products and applications, as well as the introduction of new products and solutions for various industrial and high-tech applications and markets. AMT operates through its group companies, in four main fields: heating, sensoring (authentication and anti-shop lifting), electronic shielding and electronic elements.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, advanced defense electronics, communication, IT software, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.